FORM 6-K

                        SECURITIES & EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16

                     Of the Securities Exchange Act of 1934

                                 April 26, 2004

                        Commission File Number 000-30980

                               INFICON Holding AG

                              INFICON Holding Inc.
                 (Translation of registrant's name into English)

                                  INFICON Inc.

                              Two Technology Place

                          East Syracuse, New York 13057
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                        Form 20-F I X I   Form 40-F I I

   Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                Yes I I No I X I

                                   INVITATION
                 to the Ordinary General Meeting of Shareholders
       Tuesday, 25th May 2004, 3 p.m. (The doors will be opened at 2 p.m.)
         at INFICON AG, Alte Landstrasse 6, 9496 Balzers, Liechtenstein

ITEMS ON THE AGENDA and PROPOSALS by the BOARD OF DIRECTORS

1.       Approval of the Business Report 2003
      (Annual Report, Annual Financial Statements and Consolidated Financial Statements following notification of the reports of the Group and Company auditors)

      The Board of Directors proposes to approve the Business Report 2003, consisting of the Annual Report, the Consolidated Financial Statements of the INFICON Group and the Annual Financial Statements of INFICON Holding AG.

2. Allocation of the Retained Loss of INFICON Holding AG
      Retained Earnings as per January 1, 2003                                     CHF             1'221'000.00

      Loss of the Fiscal Year 2003                                                 CHF          - 15'684'000.00
                                                                                   ----------------------------

      Retained Loss as per December 31, 2003                                       CHF          - 14'463'000.00
                                                                                   ============================

      Transfer from General Reserve to Retained Earnings /
      Retained Loss                                                                CHF            14'463'000.00
                                                                                   ----------------------------

      Retained Earnings as per January 1, 2004                                     CHF                     0.00
                                                                                   ============================

      The Board of Directors proposes that the amount of CHF 14'463'000.00 be transferred from General Reserve to Retained Earnings / Retained Loss and the Retained Earnings / Retained Loss of CHF 0.00 be carried forward.

3. Discharge of the Members of the Board of Directors
      The Board of Directors proposes the discharge of the members of the Board of Directors for their activity during the fiscal year 2003.

4.    Election of Board Members
      John Grad, Chairman, Kurt Muck and James Brissenden have resigned from the board of directors as of the Ordinary General Meeting of Shareholders on May 25, 2004.

      a.   Re-election of Board Member
           The Board of Directors proposes to re-elect Dr. Thomas Staehelin as member of the Board of Directors for a period of 3 years.

      b.   Election of New Board Member
           The Board of Directors proposes to elect Mr. Gustav Wirz as member of the Board of Directors for a period of 3 years.

           Mr. Wirz started his professional career in 1970 as head of the R&D department of Kulicke & Soffa, one of the pioneers in semiconductor equipment manufacturing. In 1974, he joined Seier AG in Switzerland as Managing Director. In 1979, Mr. Wirz started his own company, Gustav Wirz AG which became Alphasem AG in 1985. In 1987, Mr. Wirz was elected to the SEMI board, the worldwide industry association of the semiconductor equipment and materials industry. He was the first non-U.S. director. In 1999, he sold the company to the Dover Corporation. Today he is a private investor, and he serves on the boards of several companies, including Alphasem, NetInvest, QC Solutions (USA), Best-Immo-Invest and Exalos. He is a member of the council of technical college of eastern Switzerland. Mr. Wirz studied mechanical engineering at the technical college in Biel, Switzerland.

5.    Appointment of Auditors and Group Auditors
      The Board of Directors proposes the appointment of PricewaterhouseCoopers AG, Zurich, for a further year as Auditors and Group Auditors.


Documents
      The Business Report 2003 (together with Annual Report, Annual Financial Statements and Consolidated Financial Statements), as well as the original reports of the Group and Company Auditors, will be available for inspection by the shareholders with effect from the 26th April 2004 at the registered offices of the Company at Hintergasse 15B, 7310 Bad Ragaz, Switzerland. Registered shareholders have been sent a copy of the Business Report 2003 together with the invitation.

Admission cards
      Shareholders with voting rights, who are recorded in the share register on the 26th April 2004, have been sent the invitation to the Ordinary General Meeting of Shareholders consisting of the items on the agenda and the proposals by the Board of Directors and including the Business Report 2003, the application form, and a reply envelope.

      On return of the application form in the reply envelope on or prior to the 13th May 2004, they will be sent the admission and voting cards. Registered shareholders who sell their shares prior to the Ordinary General Meeting of Shareholder are no longer entitled to vote.

Representation / Proxy
      Shareholders who do not personally attend the Ordinary General Meeting of Shareholders can be represented as follows:

     -- by a representative: Complete the application form and mail it in the reply envelope to SAG. You will receive the admission and voting cards. Please fill out the proxy and give the admission and voting cards to your representative;

     -- by the independent proxy holder Prof. Dr. iur. Lukas Handschin, Attorney, Bahnhofplatz 9, 8001 Zurich, Switzerland: Please fill out the application form accordingly and mail it in the reply envelope to SAG. The admission card does not have to be requested;

     -- by INFICON Holding AG: Please fill out the application form accordingly and mail it in the reply envelope to SAG. The admission card does not have to be requested.

      In addition to choosing to send the proxy to the independent proxy holder or to INFICON Holding AG, you can also issue written instructions for the purpose of casting votes. If you do not make use of this option, the independent proxy holder or INFICON Holding AG will exercise the right to vote pursuant to the proposals of the Board of Directors.

      Portfolio representatives as understood by Article 689d OR are requested to notify the Company in good time, no later however than by the 25th May 2004, 2:00 p.m. CEST, at the reception desk for the Ordinary General Meeting of Shareholders, of the number of shares they represent.

Information
      Please address all correspondence relating to the Ordinary General Meeting of Shareholders to S A G SIS Aktienregister AG, Baslerstrasse 90, CH-4609 Olten, Tel. ++41 (0)62 311 61 77, Fax: ++41 (0)62 205 39 71.

      We look forward to welcoming the participating shareholders to cocktails following the Ordinary General Meeting of Shareholders.


      Yours sincerely,

      INFICON Holding AG
      For the Board of Directors:

      John Grad, Chairman


      Bad Ragaz, 26th April 2004

Enclosure: Invitation dated April 26, 2004 to the Ordinary General Meeting of Shareholders.


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  April 28, 2004             INFICON Holding AG


                                  By: /s/ Peter G. Maier
                                      ------------------------------------------
                                      Name:  Peter G. Maier
                                      Title: Vice President and Chief Financial
                                             Officer